*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Cidara Therapeutics, Inc. in connection

with its Registration Statement on Form S-1

filed March 13, 2015

Charles J. Bair T: +1 858 550-6142 cbair@cooley.com	VIA EDGAR AND FEDEX

March 30, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

    Christine Torney

    Preston Brewer

Re:	Cidara Therapeutics, Inc.

    Registration Statement on Form S-1

    File No. 333-202740

Dear Mr. Riedler:

On behalf of our client, Cidara Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 4, 2015 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on February 4, 2015, which was subsequently amended in response to the Comment Letter and filed with the Commission on March 13, 2015 (the “Registration Statement”). In this letter, we are responding only to comment number 13 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request

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that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Charles J. Bair, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6142.

Staff Comment and Company Response

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation

Determining Fair Value of Stock Options, page 54

13. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: Historically, the fair value of the common stock underlying the Company’s stock-based awards has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management. All options to purchase shares of the Company’s common stock and restricted common stock were intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, determined in good faith and based on the information known to the Board on the date of grant. In the absence of a public trading market for the Company’s common stock, on each grant date, the Board considered various objective and subjective factors described in detail in the Registration Statement, along with input from management, to determine the fair value of the Company’s common stock.

In addition to the above factors, as part of its assessment of the fair value of the Company’s common stock for purposes of making stock option grants, the Board also obtained appraisals of the fair value of the Company’s common stock as of June 30, 2014, December, 31, 2014, February 10, 2015 and March 25, 2015 from independent third-party valuation specialists using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”).

The various methods considered for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock in accordance with the Practice Aid include the following:

•	Current Value Method: Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

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•	Option Pricing Method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

June 30, 2014 Valuation

In accordance with the Practice Aid, the June 30, 2014 valuation used a backsolve method which consisted of two Option Pricing Models (OPM), each representing a different scenario, and each OPM individually reconciling to the purchase price of the Series A financing which closed on May 30, 2014. The Company allocated enterprise value using the scenarios of (1) a merger or acquisition of the Company or an IPO at a price to the public that equaled or exceeded the price paid for the Series A Preferred Stock, issued by the Company in May 2014 and in connection with which the outstanding Series A Preferred Stock would automatically convert into common stock at the closing of such IPO (a “Qualified IPO”) and (2) an IPO at a price to the public that was less than the price paid for the Series A Preferred Stock (an “Approved IPO”). The enterprise values used for the two scenarios were each less than the enterprise value that is implied by the estimated public offering price discussed below. This was due primarily to the early stage of the Company’s development programs. Specifically, as of the date of the valuation, the Company was only 1.5 years old. The Company’s Cloudbreak platform is an innovative method for the treatment of infectious disease but it was in the very early stages of preclinical development and no potential drug candidates had been identified for future development. This technology platform possesses significant risk due to the fact that it is still in the proof-of-concept stage. The Company acquired its other potential preclinical product candidates, CD101 IV and CD101 topical, on May 30, 2014. CD101 topical was not even a potential product candidate at the time because the Company was not considering developing a topical formulation of CD101. The Company notes that there are no other topical echinocandins approved for use. At that point in time, the Company had just acquired this asset and was focusing its efforts on determining the appropriate preclinical studies and experimentation for CD101 IV that it believed would be necessary to support the filing of an investigational new drug application with the U.S. Food and Drug Administration. As such, all of the Company’s assets were in the very early stages of preclinical development and the Company believed it would need at least another round of private equity financing before it could pursue an IPO. The valuation appraisal applied a probability weighting of 75% and a discount for lack of marketability (“DLOM”) of 42.12% to the Qualified IPO scenario and a probability weighting of 25% and a DLOM of 23.94% to the Approved IPO scenario. The resulting fair value of the Company’s common stock was $0.09 per share.

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September, November and December 2014 Grants

From September 9, 2014 through December 23, 2014, the Board granted 23,217,184 options on September 9, 2014, 1,430,490 options on November 7, 2014 and 1,575,000 options on December 23, 2014. At each grant date, the Board determined that the fair value of the Company’s common stock was $0.09 per share in connection with the grants of stock options, in consideration of the valuation analysis as of June 30, 2014 and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board concluded that no significant internal or external value-generating events had taken place since the June 30, 2014 valuation through December 23, 2014.

However, the Company also advises the Staff that the Company retrospectively reassessed, solely for financial accounting purposes, the common stock fair value related to the options granted in November and December 2014. The Company advises the Staff that fair value for financial accounting purposes for the options granted in November 2014 is $0.15 and for the options granted in December 2014 is $0.22 per share and that it included the related stock-based compensation charges in the fourth quarter of 2014. It determined $0.15 and $0.22, respectively, after receipt of the December 31, 2014 valuation described below and by assuming a straight line increase in the fair value of $0.09 as of September 30, 2014 and a fair value of $0.23 as of December 31, 2014, as no significant internal or external specific value-generating events had taken place within the period. The Company also advises the Staff that it believes the $0.09 valuation per share for the September 9, 2014 grant continued to be appropriate given the minimal amount of time that lapsed and the lack of any significant development activity from June 30, 2014 to September 9, 2014.

December 31, 2014 Valuation

In accordance with the Practice Aid, the December 31, 2014 valuation appraisal used a backsolve method to a proposed Series B financing event. The backsolve method consisted of an IPO scenario and a stay-private scenario utilizing an OPM, otherwise known as a hybrid model. The two scenarios had separate and distinct outcomes for the Series B and common stock. However, based on the probability of completing an IPO versus staying private, the outcome of the Series B value reconciled to its purchase price. The common stock value was then based on probability weightings applied to the two outcomes from each scenario. The enterprise values used for the two scenarios were each less than the enterprise value that is implied by the estimated public offering price discussed below. In the case of the stay private scenario, this was based, in part, on the uncertain IPO market environment for preclinical companies and the fact that the Company had yet to receive positive toxicology data for its CD101 IV product candidate. At December 31, 2014, the Company was holding discussions with a potential lead investor for a Series B financing. A draft term sheet had been generated proposing a $75.0 million pre-money valuation and $30.0 million financing. At that time, the lead investor had indicated that any potential financing would be contingent on positive toxicology data for CD101 IV. Thus, there was significant risk to any near-term financing event associated with the pending toxicology data.

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In the case of the IPO scenario, the enterprise value was based on an estimated pre-money valuation for an IPO of between $[***] million and $[***] million but also took into consideration that the Company had not yet received any preliminary indications of the potential IPO valuation range from underwriters. The valuation applied a 73.83% estimated volatility and a 0.33 year term under the IPO scenario which resulted in an estimated DLOM of 9.79%. The stay private scenario applied a 74.21% estimated volatility and a 2.75 year term scenario which resulted in an estimated DLOM of 24.07%.

The hybrid model weighted the IPO scenario at 30% and the stay private scenario at 70%. The 30% probability weighting for the IPO scenario reflected management’s belief that a near-term IPO was far less likely than the stay private scenario because the planned Series B financing, which management determined to be a prerequisite for an IPO, would not likely close until at least the following two conditions were met (neither of which were met as of December 31, 2014): (a) proof-of-concept animal data from the Company’s Cloudbreak technology platform and (b) positive 28-day GLP toxicology data from preclinical studies of the Company’s product candidate, CD101 IV. The resulting fair value of the Company’s common stock was $0.23 per share.

February 10, 2015 Valuation

In accordance with the Practice Aid, the February 10, 2015 valuation appraisal used a backsolve method to the Series B financing which closed on the same day at $0.4445 per share of Series B preferred stock and resulted in a post-money value of approximately $121.0 million. The Series B financing was an extensively negotiated transaction with third party investors, the majority of whom were new investors in the company. The backsolve method consisted of an IPO scenario and a stay-private scenario utilizing an OPM, otherwise known as a hybrid model. The two scenarios had separate and distinct outcomes for the Series B and common stock. However, based on the probability of completing an IPO versus staying private, the outcome of the Series B value reconciled to its purchase price. The common stock value was then based on probability weightings applied to the two outcomes from each scenario. The enterprise values used for the two scenarios were each less than the enterprise value that is implied by the estimated public offering price discussed below. In the case of the stay private scenario, this was based, in part, on the uncertain IPO market environment for preclinical companies

In the case of the IPO scenario, the enterprise value was based on an estimated pre-money valuation for an IPO of between $[***] million and $[***] million, which is lower than the pre-money valuation represented by the Preliminary IPO Price Range (defined below). The valuation applied a 69.9% estimated volatility and a 0.22 year term under the IPO scenario which resulted in an estimated DLOM of 7.51%.The stay private scenario applied a 74.66% estimated volatility and a 2.75 year term under the stay private scenario which resulted in an estimated DLOM of 24.27%.

The hybrid model weighted the IPO scenario at 40% and the stay private scenario at 60%. The increase in weighting for the IPO scenario reflected the fact that the Company had secured positive toxicology data for CD101 IV since December 31, 2014. However, the money raised in the Series B financing allowed more flexibility to remain private due to the additional

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cash runway provided by the proceeds which the Company incorporated into the probability of going public. Furthermore, the Company was in a better position to remain private if it was not presented with worthwhile economic terms from an IPO. The resulting fair value of the Company’s common stock was $0.27 per share.

February 2015 Grants

Between February 19 and February 27, 2015, the Board granted 17,439,850 options. At each such grant date, the Board determined that the fair value of the Company’s common stock was $0.27 per share in connection with the grant of stock options, in consideration of the valuation analysis as of February 10, 2015 and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board concluded that no significant internal or external value-generating events had taken place since the February 10, 2015 valuation through the applicable February 2015 grant date and none were expected to occur in the near term.

March 25, 2015 Valuation

In accordance with the Practice Aid, the March 25, 2015 valuation appraisal used a backsolve method to the Series B financing. The backsolve method consisted of an IPO scenario and a stay-private scenario utilizing an OPM, otherwise known as a hybrid model. The two scenarios had separate and distinct outcomes for the Series B and common stock. However, based on the probability of completing an IPO versus staying private, the outcome of the Series B value reconciled to its purchase price. The common stock value was then based on probability weightings applied to the two outcomes from each scenario. The enterprise values used for the two scenarios were based on feedback from the Company’s investment banks which are discussed below. In the case of the stay private scenario, this was based, in part, on the uncertain IPO market environment for preclinical companies.

In the case of the IPO scenario, this was based on an estimated pre-money valuation for an IPO of between $[***] million and $[***] million, which is approximately the same as the pre-money valuation represented by the Preliminary IPO Price Range (defined below). The valuation applied a 64.8% estimated volatility and a 0.1 year term under the IPO scenario which resulted in an estimated DLOM of 4.69%. The stay private scenario applied a 74.21% estimated volatility and a 2.63 year term under the stay private scenario which resulted in an estimated DLOM of 23.44%.

The hybrid model weighted the IPO scenario at 70% and the stay private scenario at 30%. The probabilities of each scenario shifted significantly from the weightings on the February 10, 2015 valuation appraisal due, primarily, to the fact that the Company had initial “testing the waters” meetings with large institutional investors, which were well received, thus increasing management’s assessment of the likelihood of a successful IPO in the near term. In addition, the Company witnessed a 7.3% increase in the Nasdaq Biotechnology Index during that same period. The resulting fair value of the Company’s common stock was $0.49 per share.

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March 2015 Grants

On March 27, 2015, the Board granted 1,745,000 options. At the grant date, the Board determined that the fair value of the Company’s common stock was $0.49 per share in connection with the grant of stock options, in consideration of the valuation analysis as of March 25, 2015 and the other objective and subjective factors described in the Registration Statement.

However, the Company also advises the Staff that if and when the bona fide initial offering price range has been determined, the Company anticipates retrospectively reassessing, solely for financial accounting purposes, the common stock fair value related to the options granted in March 2015. The Company advises the Staff that fair value for financial accounting purposes of the options granted in March 2015 will be the midpoint of the bona fide initial offering price range and that it expects to include any related stock-based compensation charges starting in the first quarter of 2015 and over the related vesting period of the options.

Preliminary IPO Price Range

The Company respectfully advises the Staff that on March 25, 2015, representatives of the lead book-running managers of its initial public offering advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary estimated initial public offering price to be included on the cover of the Company’s preliminary prospectus of $[***] to $[***] per share, which is equivalent to $[***] to $[***] per share before the application of the expected 1 for [***] reverse stock split to be effected prior to the filing of the Company’s preliminary prospectus (the “Preliminary IPO Price Range”). The Company advises the Staff that it will set forth a bona fide initial offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, which price range will be narrower than but within the Preliminary IPO Price Range (it is anticipated to be a $[***] range within the Preliminary IPO Price Range). The parameters of that narrower price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company.

The Company respectfully submits to the Staff that the increase in value between the most recent valuation reports described above, compared to the Preliminary IPO Price Range, is reasonable. Specifically, the Company submits to the Staff that the February 10, 2015 and March 25, 2015 valuation reports appropriately reflected the potential for a stay private scenario. The probability of completing an IPO was determined to be 40% on February 10, 2015 and 70% on March 25, 2015. The IPO equity value determination for the February 10, 2015 valuation analysis was approximately the same as the low end of the Preliminary IPO Price Range at $[***] per share, before applying a present value discount and a DLOM and taking into consideration the continuing volatility of the biotechnology IPO market. The IPO equity value determination for the March 25, 2015 valuation analysis was approximately the same as the mid-point of the Preliminary IPO Price Range at $[***] per share, before applying a present value discount and a DLOM and taking into consideration the continuing volatility of the biotechnology IPO market. In contrast, the Preliminary IPO Price Range is a single outcome which necessarily assumes that the IPO has occurred and a public market for the Company’s

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common stock has been created. As a result, unlike the valuation performed in connection with the Company’s option grants as a private company, the Preliminary IPO Price Range excludes any marketability or illiquidity discount for the Company’s common stock and takes into account that the initial public offering would provide significant additional cash proceeds to the Company to help fuel its growth and substantially strengthen the Company’s balance sheet.

Finally, there are other factors that support the discount in the February and March 2015 valuation determinations, compared to the Preliminary IPO Price Range, including (i) the inherent uncertainty of completing a successful initial public offering, (ii) the possibility that the actual initial public offering price could be substantially lower than the Preliminary IPO Price Range recommended by the Company’s underwriters and (iii) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the initial public offering.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

**********

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. And please contact me at (858) 550-6142 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

COOLEY LLP

/S/ CHARLES J. BAIR, ESQ.

Charles J. Bair, Esq.

cc:	Jeffrey Stein, Ph.D., Cidara Therapeutics, Inc.

Karen E. Deschaine, Cooley LLP

Eric Blanchard, Covington & Burling LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM